Exhibit 99.3

Sundial Growers Inc. Traders Bank Building 702, 67 Yonge Street Toronto, ON M5E 1J8 Form of Proxy – Annual and Special Meeting of Sundial Growers Inc. to be held on July 21, 2022. Form of Proxy – Annual and Special Meeting of Sundial Growers Inc. to be held on July 21, 2022. OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the “Meeting”) of the Corporation to be held as a virtual only meeting via live audio webcast online at: https://web.lumiagm.com/263589432 using the password “sundial2022” (case sensitive) on July 21, 2022 at 1:00 p.m. Calgary time or at any adjournment or postponement thereof. 1. Number of Directors. To set the number of directors to be elected at the Meeting at five (5). For Against 2. Election of Directors. For Withhold For Withhold For Withhold a. J. Gregory Mills b. Zach George c. Greg Turnbull d. Bryan D. Pinney e. Lori Ell For Withhold 3. Appointment of Auditors. To appoint Marcum LLP as the auditor of the Corporation until the next annual meeting of shareholders and to authorize the board of directors (the “Board”) of the Corporation to fix the remuneration thereof. 4. Name Change. To consider a special resolution of the shareholders authorizing the Board to amend the articles of the Corporation to reflect a For Against name change to “SNDL Inc.”, as more specifically set out in the accompanying information circular of the Corporation dated June 21, 2022 (“Information Circular”). 5. Share Consolidation. To consider and, if deemed advisable, to pass, with or without amendment, a special resolution of the shareholders For Against approving the share consolidation and authorize the Board to effect the share consolidation, as more specifically set out in the accompanying Information Circular. 6. Plan of Arrangement. To consider and, if deemed advisable, to pass, with or without amendment, a special resolution of the Shareholders For Against approving the plan of arrangement involving the Corporation, Alcanna Inc. and the shareholders, as more specifically set out in the accompanying Information Circular. Authorized Signature(s) – This section must be completed for your instructions to be Signature(s): Date executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby / / revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY For Withhold For Withhold For Against For Against For Against

Interim Financial Statements – Check the box to the right if you Annual Financial Statements – Check the box to the right would like to RECEIVE Interim Financial Statements and if you would like to DECLINE to receive the Annual Financial accompanying Management’s Discussion & Analysis by mail. See Statements and accompanying Management’s Discussion and reverse for instructions to sign up for delivery by email. Analysis by mail. This form of proxy is solicited by and on behalf of management of Sundial Growers Inc. Proxies must be received by 1:00 p.m. (Calgary time), on July 19, 2022. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Annual and Special Meeting or other matters that may properly come before the Meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: com/pxlogin https://login.odysseytrust. and click on Shareholder Address and Control Number Here . You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com To Virtually Attend the Meeting: You can attend the Meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 263-589-432. You will require your 12 digit control number printed on the right side of this page. The meeting password is “sundial2022” (case sensitive). NOTE: If completing the appointment box above YOU MUST email appointee@odysseytrust.com and provide Odyssey Trust Company with the name and email address of the person you are appointing by no later than 1:00pm (Calgary time) on July 19, 2022. Odyssey Trust Company will use this information ONLY to provide the appointee with a user name to gain entry to the online Meeting. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.